Filed pursuant to Rule 433
March 18, 2009
Relating to
Preliminary Prospectus Supplement dated March 18, 2009 to
Prospectus dated October 3, 2007
Registration Statement No. 333-146483-02
Duke Energy Indiana, Inc.
$450,000,000 First Mortgage Bonds, Series MMM, 6.45%, due April 1, 2039

Pricing Term Sheet

Issuer:	Duke Energy Indiana, Inc.
Ratings (Moody’s/ S&P)*:	A3/A (stable/positive)
Settlement:	March 23, 2009; T+3
Interest Payment Dates:	April 1 and October 1, commencing October 1, 2009
Security Description:	First Mortgage Bonds, Series MMM, 6.45%, due April 1, 2039
Principal Amount:	$450,000,000
Maturity:	April 1, 2039
Coupon:	6.45%
Benchmark Treasury:	4.50% due May 15, 2038
Benchmark Treasury Yield:	3.772%
Spread to Benchmark Treasury:	+270 bps
Yield to Maturity:	6.472%
Initial Price to Public:	99.708% per Bond
Redemption Provisions Make-Whole Call:	T + 40 bps
CUSIP:	263901AB6
ISIN:	US263901AB68
Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Goldman, Sachs & Co. Wachovia Capital Markets, LLC
Co-Managers:	BNY Mellon Capital Markets, LLC Citigroup Global Markets Inc. Greenwich Capital Markets, Inc. Mitsubishi UFJ Securities (USA), Inc.

*Security ratings are not recommendations to buy, sell or hold securities. The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-227-2275, ext. 2663, BNP Paribas Securities Corp. at 1-800-854-5674, Goldman, Sachs & Co. at 1-866-471-2526 or Wachovia Capital Markets, LLC at 1-800-326-5897.